                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 AMENDMENT NO. 3


                           INNSUITES HOSPITALITY TRUST
--------------------------------------------------------------------------------
                                (Name of issuer)


                          SHARES OF BENEFICIAL INTEREST
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   756125 10 0
--------------------------------------------------------------------------------
                                 (CUSIP number)


   JAMES F. WIRTH, 1625 E. NORTHERN AVENUE, SUITE 201, PHOENIX, ARIZONA 85020
                                 (602) 944-1500
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box.    / /


                         (Continued on following pages)


                               (Page 1 of 5 Pages)
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

-----------------------------------------------------------------------------------
CUSIP No.   756125 10 0              13D                    Page 2 of 5 Pages
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          JAMES F. WIRTH
-----------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                         (b) / /
          NOT APPLICABLE
-----------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          AF, PF
-----------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                              / /

-----------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
-----------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                                           100,000
 NUMBER OF                ---------------------------------------------------------
   SHARES                 8       SHARED VOTING POWER
BENEFICIALLY                                               430,713
  OWNED BY                ---------------------------------------------------------
    EACH                  9       SOLE DISPOSITIVE POWER
  REPORTING                                                100,000
 PERSON WITH              ---------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                                           430,713
-----------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          530,713
-----------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/
-----------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.0%
-----------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
-----------------------------------------------------------------------------------


                                  SCHEDULE 13D
Item 1.  Security and Issuer.

         (a)      Shares of Beneficial Interest (hereafter "Shares")
         (b)      InnSuites Hospitality Trust (hereafter "IHT")
                  1625 E. Northern Avenue
                  Suite 201
                  Phoenix, Arizona  85020

Item 2.  Identity and Background.

         (a)      James F. Wirth
         (b)      1625 E. Northern Avenue, Suite 201, Phoenix, Arizona 85020
         (c)      Chairman, President and Chief Executive Officer of IHT
         (d)      No
         (e)      No
         (f)      United States of America

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. and Mrs. Wirth received 647,231 Shares on February 2, 1998 in exchange for all of the issued and outstanding capital stock of Buenaventura Properties, Inc., a privately held company wholly-owned by Mr. and Mrs. Wirth. Mr. and Mrs. Wirth received 32,352 Shares on August 10, 1998 as a distribution in respect of certain partnership interests owned by them. IHT repurchased 300,000 Shares from Mr. and Mrs. Wirth on July 27, 2000. Mr. and Mrs. Wirth acquired their remaining Shares in open market purchases with personal funds between December 18, 1998 and January 31, 2001 at market prices at the time of each purchase.

Item 4.  Purpose of Transaction.

     Mr. Wirth acquired the Shares for investment purposes.


Item 5.  Interest in Securities of the Issuer.

     (a) Mr. Wirth beneficially owns 530,713 Shares, representing approximately 25.0% of the outstanding Shares. Mr. Wirth owns 430,713 of those Shares jointly with his wife, Gail J. Wirth. Mr. Wirth disclaims beneficial ownership of 100,000 Shares held by Mrs. Wirth and this Schedule 13D should not be deemed an admission that Mr. Wirth is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or any other purpose.

     (b) Mr. Wirth has sole voting and dispositive power with respect to 100,000 Shares and shared voting and dispositive power with respect to 430,713 Shares. Mr. Wirth shares voting and dispositive power with his wife, Gail J. Wirth. Mrs. Wirth is an officer and/or director of several privately-held companies controlled by her and Mr. Wirth. Mrs. Wirth's business address is 1625 E. Northern Avenue, Suite 201, Phoenix, Arizona 85020. Mrs. Wirth has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Wirth is a citizen of the United States of America.

     (c) Mr. and Mrs. Wirth acquired a total of 47,900 Shares in open market purchases between December 1, 2000 and January 31, 2001 at prices ranging from $1.50 to $2.50 per share.

     (d) Not Applicable.

     (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.


Item 7.  Material to Be Filed as Exhibits.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 2001


                               /s/ James F. Wirth
                               --------------------
                               James F. Wirth